The Guardian Life Insurance Company of America

7 Hanover Square

New York, New York 10004

May 31, 2016

VIA EDGAR

Kathryn Sabo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Guardian Variable Products Trust (the “Registrant”)

File Nos. 333-210205; 811-23148

Dear Ms. Sabo:

We are writing on behalf of the Registrant in response to comments provided in your letter dated April 14, 2016 with respect to a registration statement filed by the Registrant on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 15, 2016 (the “Registration Statement”). The Registration Statement was filed to register the following initial series of the Registrant: Guardian Diversified Research VIP Fund; Guardian Growth & Income VIP Fund; Guardian Integrated Research VIP Fund; Guardian International Growth VIP Fund; Guardian International Value VIP Fund; Guardian Large Cap Disciplined Growth VIP Fund; Guardian Large Cap Disciplined Value VIP Fund; Guardian Large Cap Fundamental Growth VIP Fund; Guardian Mid Cap Traditional Growth VIP Fund; Guardian Mid Cap Relative Value VIP Fund; and Guardian Core Plus Fixed Income VIP Fund.

For convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

General

Comment 1: Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

Response: The Registrant hereby confirms that the date of the Prospectus will be the same as or about the date of effectiveness.

Comment 2: Please update all blanks and bracketed language as needed.

Response: To the extent not updated with Pre-Effective Amendment No. 1 to the Registration Statement, the Registrant hereby confirms that any remaining blanks and bracketed language will be updated during a subsequent pre-effective amendment to the Registration Statement.

Summary Prospectus – Fees and Expenses (footnote 2 for each Fund)

Comment 3: Please confirm the fee waiver will remain in place for no less than one year from the effective date of the Funds’ registration statements.

Response: The Registrant hereby confirms that the contractual fee waiver and/or expense reimbursement arrangement will remain in place for no less than one year from the effective date of the Registration Statement, as disclosed in the footnote to each Fund’s fee and expense table in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Comment 4: According to the disclosure on page 60, the manager may recoup fees waived or expenses reimbursed. Please disclose this arrangement in a footnote, including the following limitations:

a.	amounts may be recouped only within 3 years from that date when an amount is waived/reimbursed,

b.	the fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived, and

c.	the fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Response: The Registrant has incorporated this comment.

Summary Prospectus – Principal Investment Strategies

Comment 5: (Guardian Integrated Research VIP Fund, p. 10; Guardian Diversified Research VIP Fund, p. 13; Guardian Large Cap Disciplined Value VIP Fund, p. 17; Guardian Growth & Income VIP Fund, p. 21; Guardian International Grwoth VIP Fund, p. 31): Please delete the term “generally” from the Subadviser’s definition of large capitalization companies.

Response: The Registrant has incorporated this comment.

Comment 6: (Guardian International Growth VIP Fund, p. 30)

a.	Please revise the investment objective to remove any redundant language.

b.	Please expressly describe how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). The investment summary states that “[t]he Fund invests mainly in equity securities of foreign companies, including foreign subsidiaries of U.S. companies.”

Response:

a.	The Registrant has incorporated this comment.

b.	The Registrant has incorporated this comment.

Comment 7: (Guardian Core Plus Fixed Income, p. 39): Please disclose the risks associated with using quantitative tools.

Response: The Registrant has incorporated this comment.

Summary Prospectus – Principal Investment Risks

Comment 8: Please confirm that the risks listed in the summary prospectuses are principal risks of each Fund. See, e.g.,

a.	Guardian Integrated Research VIP Fund, p. 11 – Mid-Capitalization Company Risk

b.	Guardian International Growth VIP Fund, p. 32 – Geographic Focus Risk

c.	Guardian Core Plus Fixed Income VIP Fund, p. 40 – Emerging Markets Risk

Response: The Registrant hereby confirms that the principal risks summarized in each Fund’s summary prospectus are principal risks associated with an investment in each Fund.

Comment 9: Please define “thinly-traded securities,” referenced in the “Liquidity and Valuation Risk” disclosures.

Response: The Registrant has incorporated this comment.

Comment 10: Management Risk: Please consider moving the last sentence of the risk disclosure to create a separate “active trading” risk.

“The Fund may actively trade portfolio securities, which may lead to higher transaction costs that may negatively affect the Fund’s performance.”

Response: The Registrant has incorporated this comment.

Comment 11: (Guardian Diversified Research VIP Fund, p. 15) Portfolio Turnover is included as a risk in the summary prospectus, but is not included under the Item 9 risk disclosures (see pages 43—57). Please add “Portfolio Turnover Risk” to the Item 9 risk disclosures.

Response: The Registrant has incorporated this comment.

Comment 12: (Guardian International Growth VIP Fund, p. 31 and Guardian Core Plus Fixed Income VIP Fund, p. 39) The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives as needed.

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and hereby confirms that, in the Registrant’s opinion, the Funds’ derivatives disclosure is consistent with the observations made in the Letter.

Prospectus – Additional Information About the Funds

Comment 13: The SAI references a “temporary defensive position” (see p. 55). If a fund can take a temporary defensive position inconsistent with its principal investment strategy, please disclose that fact and effects. (See Item 9(b)(1))

Response: The Registrant believes that the disclosure included in the section of the Prospectus entitled “Additional Information About the Funds—Temporary Investments” appropriately responds to Instruction 6 to Item 9(b)(1) of Form N-1A.

Comment 14: The SAI references “active and frequent trading” (see p. 55). If applicable, please indicate in the prospectus that a fund will engage in active and frequent trading of portfolio securities, and if so, the tax consequences of such trading. (See Item 9(b)(1))

Response: The Registrant believes that the disclosure, including the revisions incorporated in response to Comment 10 above, appropriately responds to Instruction 7 to Item 9(b)(1) of Form N-1A. As disclosed in the Registration Statement, shares of the Funds will be offered to insurance company separate accounts funding certain Contracts. Contract owners are expected to allocate Contract values, reduced by any applicable charges, to the respective GIAC separate accounts, which, in turn, are expected to hold Fund shares. The level or frequency of trading by a Fund would not impact the tax consequences to Contract owners. Accordingly, the Registrant respectfully declines to incorporate any changes in response to this comment.

Comment 15: (Non-Fundamental Investment Policies, p. 43)

a.	The disclosure states that “shareholders would receive at least 60 days’ notice prior to the effectiveness of the change, to the extent required.” Please specify the “extent required” or delete the phrase.

b.	Please clarify that the Fund will consider the investments of the underlying funds when determining compliance with its names policy. Please make the corresponding change on page 39 of the SAI.

Response:

a.	The Registrant has incorporated this comment.

b.	The Registrant has incorporated this comment.

Comment 16: (Derivatives Risk, p. 45): Please consider separating the discussion of “synthetic assets” from the larger discussion of derivatives risk.

Response: The Registrant has removed the discussion of “synthetic assets” from the Derivatives Risk.

Comment 17: (High-Yield Fixed-Income Investment Risk, p. 49): In the first sentence of the first paragraph, please delete “mostly.”

Response: The Registrant has incorporated this comment.

Comment 18: (Mortgage-Backed and Other Asset-Backed Securities Risk, p. 52): If appropriate, please consider adding “commercial” to the first sentence of the third full paragraph to read “commercial banks, investment banks, or other financial institutions or companies.”

Response: The Registrant has incorporated this comment.

Comment 19: (Senior Loans Risk, p. 54): Please change “of” to “to” in the disclosure describing the long settlement periods for investments or transactions in loans.

Response: The Registrant has incorporated this comment.

Prospectus – Management of the Funds

Comment 20: (p. 57) Please confirm that the prospectus will disclose the investment adviser’s experience as an investment adviser. (See Item 10(a)(1)(i))

Response: The Registrant hereby confirms that the Prospectus discloses the Manager’s experience as an investment adviser.

Comment 21: (p. 60): (Management Fee and Other Expenses, p. 60)

a.	Disclose the manager may recoup fees waived or expenses reimbursed only if (1) the Fund will be able to make the repayment without exceeding the net expense ratio in place at the time such amounts were waived and (2) the Fund will be able to make the repayment without exceeding the current net expense ratio. Please make the corresponding change on page 48 of the SAI.

b.	Please disclose any breakpoints in the management fee, if applicable. (See Item 10(a)(10)(ii)(A))

Response:

a.	The Registrant has incorporated this comment.

b.	The Registrant will incorporate this comment, as applicable, in connection with a subsequent pre-effective amendment.

Prospectus – Management of the Funds

Comment 22: (How to Buy and Sell Shares, p. 62): Please remove the redundant language.

Response: The Registrant has incorporated this comment.

Comment 23: (Frequent Trading – Market Timing Policy, p. 62): Please disclose that the frequent trading policy is applied uniformly. (See Item 11(e)(4)(iii))

Response: The Registrant has incorporated this comment.

Prospectus – Additional Information (p. 66)

Comment 24: How to obtain documents: Please provide a toll-free telephone number for investors to call and explain how shareholders can make inquiries. (See Item 1(b)(1))

Response: The Registrant hereby confirms that the bracketed section for contact information will be updated in response to this comment.

Statement of Additional Information

Comment 25: Please note that the SAI must include all required disclosures, including those required under Item 17 (Management of the Fund), Item 18 (Control Persons and Principal Holders of Securities, Item 19 (Investment Advisory and Other Services) and Item 20 (Portfolio Managers).

Response: The Registrant is aware of the requirements under these Items of Form N-1A.

Statement of Additional Information – Introduction (p. 4)

Comment 26: Please disclose that the Funds are diversified. (See Item 16(a))

Response: Although the Registrant discloses that each Fund will operate in a manner consistent with its classification as a “diversified company,” as that term is defined in the 1940 Act, in the section of the SAI entitled “Investment Restrictions,” the Registrant has added conforming disclosure in the section entitled “Introduction” in response to this comment.

Statement of Additional Information – Additional Information Regarding Investment Strategies and Techniques of the Funds

Comment 27: (p. 25) Please explain, supplementally, whether investment in payment-in-kind (“PIK”) securities are expected to be significant.

Response: The Registrant hereby confirms that investments in PIK securities currently are not expected to be significant for any Fund.

Comment 28: (p. 26): Investment in loans – floating rate loans: Please describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the fund may be forced to incur losses in order to pay redemption proceeds on time.

Response: The Registrant believes that the Prospectus and SAI appropriately disclose the risks associated with settlements for transactions in bank loans. For example, please see the disclosure in the Prospectus under the heading “Senior Loan Risk,” which states as follows:

Investments or transactions in loans are often subject to long settlement periods (potentially longer than seven days), which could limit the ability of the Fund to invest sale proceeds in other investments and to use proceeds to meet its current redemption obligations. As a result, the Fund may be forced to sell other, more desirable, liquid investments, sell illiquid investments at a loss or take other measures to raise cash.

Statement of Additional Information – Investment Restrictions

Comment 29: (p. 41) Concentration: Please note that privately issued mortgage-backed securities cannot be carved out of the concentration policy. Private and government-backed mortgage-backed securities may be aggregated pursuant to the Morgan Stanley Mortgage Securities Trust (July 8, 2013) and Black Rock Multi-Sector Income Trust (July 8, 2013) no action letters. Please revise the disclosure, as appropriate.

Response: The Registrant has removed the referenced disclosure.

Statement of Additional Information – Distribution of Trust Shares

Comment 30: (Distributor, p. 52): Please disclose the distributor’s principal business address

Response: The Registrant has incorporated this comment.

Comment 31: (Shareholder Services and Distribution (Rule 12b-1) Plan, p. 53): Please clarify the following disclosure and make any appropriate revisions: “If the 12b-1 Plan for a share class of a Fund, the share class will owe no payments to the Distributor other than fees accrued but unpaid on the termination date.” It appears that language was dropped.

Response: The Registrant has incorporated this comment.

Statement of Additional Information – Fund Transactions and Brokerage

Comment 32: (Disclosure of Fund Holdings, p. 55): Please confirm that the disclosure includes all the required information per Item 16(f).

Response: The Registrant hereby confirms that, in the Registrant’s opinion, the disclosure will include all the required information per Item 16(f) of Form N-1A.

Statement of Additional Information – Taxation

Comment 33: (p. 57) If applicable, state that the Fund is qualified or intends to qualify under Subchapter M of the Internal Revenue Code. Disclose the consequences to the Fund if it does not qualify under Subchapter M. See Item 24(a).

Response: Fund shares are expected to be held only by separate accounts of GIAC. Each Fund expects to automatically be disregarded as an entity separate from GIAC (i.e., a “disregarded entity”) for United States federal income tax purposes because the Registrant has never held itself out to be a state law corporation. As such, the Funds would not be subject to entity-level taxation. Because Subchapter M does not apply to disregarded entities, the Registrant believes that the tax consequences associated with each Fund’s expected disregarded entity tax status are already accurately disclosed in the section of the SAI entitled “Taxation.”

Additional Comments – Financial Statements, Exhibits and Certain Other Information

Comment 34: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrant is aware that any financial statements, exhibits, and any other required disclosure not included in the initial Registration Statement must be filed by pre-effective amendment to the Registration Statement.

Representations

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing has been responsive to your comments. Please call the undersigned at 212-598-1297 or James Catano of Dechert LLP at 202-261-3376 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan

Copies to:

Richard T. Potter, Esq.

Jeffrey S. Puretz, Esq., Dechert LLP